

14046136

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 2 5 2014

SEC FILE NUMBER
8-18974

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/13_____ AND ENDING_____12/31/13_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hartfield, Titus & Donnelly LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Town Square Place, Suite 1500

FIRM I.D. NO.

(No. and Street)

Jersey City	NJ	07310
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael George   201-217-8055

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP

(Name – *if individual, state last, first, middle name*)

290 West Mount Pleasant Avenue, Suite 3310	Livingston	NJ	07039
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Edward J. Smith__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Hartfield, Titus & Donnelly, LLC__ , as of __December 31__ , 20 __13__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature
General Counsel/Chief Compliance Officer

MICHAEL T. GEORGE
NOTARY PUBLIC, State of New York
No. 01GE4888830
Qualified in Suffolk County
Commission Expires July 31, 2017

_____
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARTFIELD , TITUS & DONNELLY, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

HARTFIELD, TITUS & DONNELLY, LLC
(A Limited Liability Company)

TABLE OF CONTENTS



COOPERMAN

Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

INDEPENDENT AUDITORS' REPORT

To the Members
Hartfield, Titus & Donnelly, LLC

We have audited the accompanying statement of financial condition of Hartfield, Titus & Donnelly, LLC (the "Company") as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Hartfield, Titus & Donnelly, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Citrin Cooperman + Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

Livingston, New Jersey
February 19, 2014

CITRIN COOPERMAN & COMPANY, LLP
290 W. MT. PLEASANT AVENUE, SUITE 3310 LIVINGSTON, NJ 07039 | TEL 973.218.0500 | FAX 973.218.7160

AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

HARTFIELD, TITUS & DONNELLY, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$ 636,787
Receivable from broker-dealer	47,374
Deposit with clearing house	1,000,000
Investment in limited liability company	70,000
Member loans	395,876
Prepaid expenses and advances	13,627
Property and equipment, net	328,153
Cash surrender value of officers' life insurance, net of loans of $318,655	294,681
Security deposits	214,795
TOTAL ASSETS	**$ 3,001,293**

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 765,393
Other taxes payable	20,300
Deferred rent	406,476
Other liabilities	38,757
Total liabilities	1,230,926
Commitments and contingencies (Notes 8, 10, and 11)	
Members' equity:	
Voting	1,309,788
Non-voting	460,579
Total members' equity	1,770,367
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$ 3,001,293**

See accompanying notes to statement of financial condition.

NOTE 1.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Organization

Hartfield, Titus & Donnelly, LLC (the "Company") was formed as a limited liability company in the state of New Jersey. The Company serves the investment community principally as a broker of municipal securities and U.S. Government Securities in the Northeast, Mid-Atlantic, Midwest, Southern, and Pacific regions of the United States. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Municipal Securities Rulemaking Board ("MSRB") and the Securities Investors Protection Corporation. The Company is subject to the regulations of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Since the Company is a limited liability company, the members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless a member has signed a specific guarantee.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Purchases and sales of securities are recorded on a settlement-date basis (generally the third business day following the transaction date), with related commission income and expenses reported on a trade-date basis.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit and a money market account that are readily convertible into cash and purchased with original maturities of three months or less.

Property and Equipment

Property and equipment are carried at cost. Depreciation is provided on straight-line and double-declining methods over the estimated useful lives of the various classes of assets, ranging from 5 to 7 years. For leasehold improvements, depreciation is provided over the lesser of the economic use of the improvement or the term of the lease.

Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment in Limited Liability Company

The Company accounted for the investment in limited liability company under the cost method of accounting. Under this method, the Company's share of the earnings or losses of such Investee companies is not included in the statement of financial condition or statements of income and changes in members' equity of the Company. However, impairment charges are recognized when evidence indicates that the value of the Company's investments have deteriorated. If circumstances suggest that the value of the Investee company has subsequently recovered, such recovery is not recorded.

Management has indicated that it was not practicable to estimate the fair value this investment because of the lack of quoted market prices and the inability to estimate fair value without incurring excessive costs. However, management believes that the carrying amounts on the cost method were not impaired as of December 31, 2013.

Advertising and promotional costs

Advertising and promotional costs are expensed as incurred and aggregated $45,756 for the year ended December 31, 2013.

Income Taxes

As a limited liability company, the Company is treated as a partnership for Federal and state income tax purposes. Accordingly, no provision has been made for income taxes in the accompanying financial statements, since all items of income or loss are required to be reported on the income tax returns of the members, who are responsible for any taxes thereon. Certain states impose LLC franchise fees, which are included in these financial statements.

With few exceptions, the Company is no longer subject to federal and certain state tax examinations by taxing authorities for years before 2010, and is no longer subject to tax examinations by the New Jersey taxing authority for years before 2009.

Uncertain Tax Position

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Subsequent Events

The Company has evaluated events occurring after the date of the statement of financial condition for potential recognition or disclosure in its financial statements. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

NOTE 2. **CONCENTRATIONS OF CREDIT RISK**

At December 31, 2013, and routinely throughout the year then ended, the Company maintained deposits with financial institutions that exceeded the insurance coverage provided by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in the accounts and does not believe there is any significant credit risk with respect to cash.

For the year ended December 31, 2013, one registered broker dealer accounted for approximately 12% of the Company's revenues.

NOTE 3. **DEPOSIT WITH CLEARING HOUSE**

The Company entered an agreement with Pershing, LLC ("Pershing") to clear the Company's trading transactions on a fully disclosed basis. As per the agreement, the Company is required to maintain a minimum non-interest-bearing deposit in the amount of $1,000,000. At December 31, 2013, the Company had a deposit totaling $1,000,000 with Pershing.

NOTE 4. **PROPERTY AND EQUIPMENT**

Property and equipment at December 31, 2013, consisted of the following:

Equipment	$ 343,027
Leasehold improvements	327,035
Furniture and fixtures	75,283
	745,345
Less: accumulated depreciation	(417,192)
Property and equipment, net	$ 328,153

NOTE 5. **MEMBERS' EQUITY**

Effective August 1, 2013, the Company sold two voting units to each of its existing voting members.

NOTE 6. **EMPLOYEE BENEFIT PLAN**

The Company maintains a 401(k) savings plan covering substantially all of its eligible full-time employees. Employee contributions are voluntary and are subject to Internal Revenue Service limitations. The Company's matching contributions are at the discretion of management. The Company made no matching contributions during 2013.

NOTE 7.   **RELATED-PARTY TRANSACTIONS**

Consulting Agreements

The Company entered into an agreement with a voting member to provide consulting services to the Company. The consulting expenses under this agreement amounted to $65,538 for the year ended December 31, 2013.

Effective July 1, 2013, the Company entered into a consulting agreement with a non-voting member to provide consulting services to the Company. The consulting expenses under this agreement amounted to $45,801 for the year ended December 31, 2013.

Loans to Members

The Company has, from time to time, advanced funds to its members. These loans were unsecured, non interest-bearing, and due on demand.

NOTE 8.   **COMMITMENTS AND CONTINGENCIES**

Contingencies

In the normal course of business, the Company is subject to inquiries and examinations of regulatory compliance by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations, which could have a material adverse effect on the Company's financial position, results, or liquidity, over and above any previously accrued amounts.

Loan Guarantee

In connection with the purchase of non-voting units of the Company, certain new members obtained financing with a financial institution. All obligations under the financing agreements with the financial institution are guaranteed by each of the voting members and the Company and are secured by a first priority lien on the life insurance policy of one of the voting members.

Market Data Information Agreement

The Company has a Data Acquisition Agreement (the "Agreement") with a research company. The Agreement, which was renewed in April 2012, is automatically renewed for successive two-year periods, unless terminated by either party. In accordance with the Agreement, the Company is to provide information as described in the Agreement to the research company, granting them a non-exclusive license to use such material in developing data that they may offer to their customers. Fees earned under the Agreement during 2013 amounted $220,000.

NOTE 8.   **COMMITMENTS AND CONTINGENCIES (CONTINUED)**

Leases

The Company has several leases for equipment and office facilities under noncancelable operating leases expiring in various years through 2023. Future minimum lease payments for the remaining lives of the leases are as follows:

Year ending December 31:	Equipment	Offices
2014	$ 156,044	$ 664,656
2015	156,044	635,550
2016	140,879	585,621
2017	38,571	592,099
2018	-	572,327
Thereafter	-	2,225,948
	$ 491,538	$ 5,276,201

Minimum rentals are exclusive of lease provisions requiring periodic adjustments for real estate taxes and other costs. Rent expense for the office facilities, including real estate taxes and other costs, amounted to $708,984 for the year ended December 31, 2013. Equipment rental expense was $105,957 for the year ended December 31, 2013.

Several of the Company's leases provide for periods of free rent and other lease incentives. Pursuant to the FASB ASC 840, *Accounting for Leases*, the aggregate of the total minimum lease payments under the lease is being amortized on the straight line basis over the lease term. The difference between rent expense calculated on the straight line basis and amounts paid in accordance with the terms of the leases (deferred rent) amounted to $406,476 at December 31, 2013.

NOTE 9.   **OFFICERS' LIFE INSURANCE**

The Company is the owner and beneficiary of insurance policies on the lives of its two officers in the amount of $200,000 each. At December 31, 2013, loans payable to the insurance company in the amount of $318,655, bearing interest at a rate of 7% annum, are collateralized by the cash value of the policies.

NOTE 10.   **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2013, the Company had regulatory net capital of $747,916, which exceeded the Company's minimum net capital requirement of $100,000. The Company's percentage of aggregate indebtedness to net capital was 165% as of December 31, 2013.

NOTE 11.   FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

As a municipal securities broker's broker, the Company is engaged in buying and selling securities for broker-dealers registered with the SEC and for some institutional investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions.

The Company's exposure to credit risk associated with non-performance of registered broker-dealers in fulfilling their contractual obligations is minimal. A majority of the securities transactions clear through Pershing, which guarantees the transactions, while the remaining securities transactions are compared with registered broker-dealers under contractual agreements. In the unlikely event that the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. The Company does not require collateral to support such obligations.

NOTE 12.   SELF-INSURANCE

The Company sponsors a self-insured group medical plan that covers substantially all of its employees. The plan is designed to provide coverage of up to $35,000 annually per employee, with stop-loss coverage provided by a commercial insurer in order to limit the Company's exposure. The Company provides accruals based on the aggregate amount of the liability incurred but not reported by the employees through the year-end. During the year ended December 31, 2013, insurance expense included premiums and medical claim costs of approximately $1,241,000 in connection with the plan. At December 31, 2013, the Company has recorded an accrual for reported claims not paid by year-end, and an estimate of additional claims incurred but not reported. Such liability, which is included in "accounts payable and accrued expenses" in the accompanying statement of financial condition, amounted to approximately $80,000 at December 31, 2013.

NOTE 13.   INVESTMENT IN LIMITED LIABILITY COMPANY

In September 2013, the Company and several other municipal securities inter-broker dealers formed Municipal Bond Information Services, LLC ("MBIS"). MBIS, among other things, collect certain municipal securities trading information from its members and transfer such information to the U.S. Securities and Exchange Commission and/or the Municipal Securities Rulemaking Committee when or if required. The Company owns a 9% interest in MBIS and accounts for its investment on the cost basis. The carrying value of the Company's investment at December 31, 2013 amounted to $70,000. Management has reviewed the value of the investment as of December 31, 2013 and has determined that no impairment has been sustained.